Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Reynolds American Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-117813, 333-117814, and 333-117815) on Form S-8 of Reynolds American Inc. of our reports dated February 27, 2006, with respect to the consolidated balance sheets of Reynolds American Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income (loss), shareholders’ equity, cash flows, and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005, annual report on Form 10-K of Reynolds American Inc.
/s/ KPMG LLP
Greensboro, North Carolina
February 27, 2006